Exhibit 8.1

Wholly- Owned Subsidiaries of Elbit Vision Systems Ltd.

(as of July 15, 2010)

	Name of Subsidiary	Jurisdiction of Incorporation

1.	Elbit Vision Systems US, Inc.	Delaware, USA

2.	IRT ScanMaster Systems Inc.	New Hampshire, USA

3.	Panoptes Ltd.	Israel